Exhibit 99.5

TGGT Holdings, LLC
Consolidated Financial Statements
Period from January 1, 2013 to November 14, 2013 and
for the Years Ended December 31, 2012 and 2011
(With Independent Auditors’ Report Thereon)

TGGT Holdings, LLC
Consolidated Financial Statements
Period from January 1, 2013 to November 14, 2013 and
for the Years Ended December 31, 2012 and 2011

Independent Auditors’ Report

The Board of Directors
TGGT Holdings, LLC:
We have audited the accompanying consolidated financial statements of TGGT Holdings, LLC and its subsidiaries, which comprise the consolidated balance sheets as of November 14, 2013 and December 31, 2012, and the related consolidated statements of operations, cash flows, and members’ equity for the period from January 1, 2013 to November 14, 2013 and the years ended December 31, 2012 and 2011, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TGGT Holdings, LLC and its subsidiaries as of November 14, 2013 and December 31, 2012, and the results of their operations and their cash flows for the period from January 1, 2013 to November 14, 2013 and the years ended December 31, 2012 and 2011, in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Dallas, Texas
February 21, 2014

TGGT HOLDINGS, LLC
Consolidated Balance Sheets
November 14, 2013 and December 31, 2012
(in thousands)

Assets	2013	2012
Current assets:
Cash and cash equivalents	$5,360	8,050
Accounts receivable, net of allowance for bad debt of $94
in 2013 and $1,055 in 2012	23,424	35,232
Assets held for sale	3,674	9,065
Prepaid expenses	359	1,744
Total current assets	32,817	54,091
Property and equipment:
Gas gathering and pipeline assets	1,229,223	1,204,526
Other depreciable assets	13,233	13,956
Total property and equipment	1,242,456	1,218,482
Accumulated depreciation and amortization	(107,417)	(76,274)
Property and equipment, net	1,135,039	1,142,208
Long-term accounts receivable	531	—
Material supplies	394	2,104
Deferred financing costs, net	2,359	3,231

Total assets	$1,171,140	1,201,634
Liabilities and Members’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$17,912	29,172
Current portion of capital leases payable	—	2,029
Total current liabilities	17,912	31,201
Commitments and contingencies (see note 7)
Long-term liabilities:
Long-term debt	405,000	491,642
Long-term portion of deferred rent	82	183
Total long-term liabilities	405,082	491,825
Members’ equity	748,146	678,608
Total liabilities and members’ equity	$1,171,140	1,201,634

See accompanying notes to consolidated financial statements.

TGGT HOLDINGS, LLC
Consolidated Statements of Operations
Period from January 1, 2013 to November 14, 2013 and for the years ended December 31, 2012 and 2011
(in thousands)

	2013	2012	2011
Revenues:
Natural gas sales	$23,465	27,832	46,798
Condensate sales	5,872	7,114	6,186
Transportation, gathering, compression, and
treating fees	150,995	211,505	186,527
Total revenues	180,332	246,451	239,511
Operating costs and expenses:
Purchased gas	21,054	22,794	37,342
Operating expense	30,056	45,161	69,684
General and administrative	11,167	17,514	17,983
Ad valorem tax	3,794	3,425	2,584
Loss on sale of property	165	1,636	1,579
Impairments	583	51,271	15,963
Insurance recovery	—	(500)	(6,275)
Contractual contingency	119	557	2,700
Depreciation and amortization	31,143	32,132	25,453
Total operating costs and expenses	98,081	173,990	167,013
Operating income	82,251	72,461	72,498
Other income (expense):
Interest expense, net of interest income	(10,366)	(16,225)	(8,645)
Other income (expense)	(1,986)	(1,168)	10
Net income before income taxes	69,899	55,068	63,863
Texas margin tax expense	361	425	636
Net income	$69,538	54,643	63,227

See accompanying notes to consolidated financial statements.

TGGT HOLDINGS, LLC
Consolidated Statements of Cash Flows
Period from January 1, 2013 to November 14, 2013 and for the years ended December 31, 2012 and 2011
(in thousands)

	2013	2012	2011
Operating activities:
Net income	$69,538	54,643	63,227
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	31,143	32,132	25,453
Amortization of deferred financing costs	872	2,375	609
Loss on sale of assets	198	1,636	1,579
Impairment of assets, net of insurance recoveries	583	50,771	9,688
Change in fair value of gas imbalance	—	552	—
Noncash inventory adjustment	2,288	—	—
Contractual contingencies	119	557	2,700
Change in assets and liabilities:
Accounts receivable	11,277	9,736	(7,646)
Other current assets	1,385	3,841	(781)
Accounts payable and other current liabilities	(3,819)	(27,188)	11,367
Net cash provided by operating activities	113,584	129,055	106,196
Investing activities:
Additions to property and equipment	(29,208)	(191,001)	(307,197)
Proceeds from sale of property and equipment	1,573	11,936	300
Insurance recoveries on property and equipment	32	500	6,275
Restricted cash	—	—	188
Net cash used in investing activities	(27,603)	(178,565)	(300,434)
Financing activities:
(Repayments) Borrowings under credit agreement	(86,642)	29,500	462,142
Members’ distributions	—	—	(250,000)
Payment of deferred financing costs	—	(2,811)	(3,404)
Payments on capital lease obligations	(2,029)	(5,164)	(1,725)
Net cash (used in) provided by financing activities	(88,671)	21,525	207,013
Net (decrease) increase in cash	(2,690)	(27,985)	12,775
Cash, beginning of period	8,050	36,035	23,260
Cash, end of period	$5,360	8,050	36,035

Supplemental cash flow information:
Noncash capital expenditures in liabilities	$2,282	9,277	74,856
Interest paid, net of amounts capitalized	9,203	14,762	7,003
Margin taxes paid	460	494	407
Noncash capital contribution	—	1,286	—
Noncash equipment swap	6,084	—	—
Deferred rent in liabilities	203	304	408

See accompanying notes to consolidated financial statements.

TGGT HOLDINGS, LLC
Consolidated Statements of Members' Equity
Period from January 1, 2013 to November 14, 2013 and for the years ended December 31, 2012 and 2011
(in thousands)

	BG US	EXCO
	Gathering	Operating
	Company	Company	Total
Members’ equity balances at December 31, 2010	$404,726	404,726	809,452
Distributions to Members’	(125,000)	(125,000)	(250,000)
Members’ share in period net income	31,614	31,613	63,227
Members’ equity balances at December 31, 2011	311,340	311,339	622,679
Members’ contributions for Wallace Lake acquisition	643	643	1,286
Members’ share in period net income	27,321	27,322	54,643
Members’ equity balances at December 31, 2012	339,304	339,304	678,608
Members’ share in period net income	34,769	34,769	69,538
Members’ equity balances at November 14, 2013	$374,073	374,073	748,146

See accompanying notes to consolidated financial statements.

TGGT HOLDINGS, LLC
Notes to Consolidated Financial Statements
Period from January 1, 2013 to November 14, 2013 and
for the Years Ended December 31, 2012 and 2011

(1)	Background and Organization

Background
TGGT Holdings, LLC (the Company or TGGT Midstream), is a natural gas midstream company that is engaged in natural gas gathering, compression, treating, transportation, marketing, and related services primarily in the East Texas/North Louisiana area.
Organization
The Company was formed on August 14, 2009, arising from a transaction between EXCO Operating Company, LP, or EXCO, and an affiliate of BG Group, plc, or BG Group. EXCO contributed two midstream companies, TGG Pipeline, Ltd., or TGG, and Talco Midstream Assets, Ltd., or Talco, with a combined net book value of $316.3 million, to the Company, in exchange for membership units in the Company. EXCO then sold 50% of its membership units in the Company to BG Group for cash consideration of approximately $269.2 million, including closing adjustments. Upon formation, EXCO and BG Group, or Members, contributed $20.0 million each to fund initial operations of the Company. Member’s capital was equalized at the opening balance sheet date, per the terms of the LLC formation agreement.
The Company’s operations are overseen by a management board with equal membership from both of its members. Neither EXCO nor BG Group has control over the management of, or a controlling beneficial economic interest in, the operations of the Company. Each member has no liability in excess of: (i) the amount of its contributions to the Company; (ii) its share of any assets and undistributed profits of the Company; (iii) its obligation to make other payments expressly provided for in the LLC formation agreement; and (iv) the amount of any distributions wrongfully distributed to it.
The Company has no employees and is staffed by Members’ employees who have been seconded (100% duty assigned by the respective member) to the Company. The Company employs the services of contractors as needed and has the ability to purchase services from either EXCO or BG Group under the terms of service agreements executed with each member at the inception of the Company.
On November 15, 2013, EXCO and BG Group closed the conveyance of 100% of the equity interests in the Company to Azure Midstream Holdings LLC (Azure) for an aggregate sales price of approximately $910 million, of which approximately $875 million was paid in cash and the remaining portion was paid in the form of an approximate 7% equity interest in Azure, split equally between EXCO and BG Group. Additionally, EXCO and BG Group proportionately paid the remaining $405 million outstanding on the TGGT Credit Agreement.

(2)	Summary of Significant Accounting Policies

(a)	Principles of Consolidation

We fully consolidate all of our subsidiaries in the accompanying consolidated statements. All intercompany transactions and accounts have been eliminated.

TGGT HOLDINGS, LLC
Notes to Consolidated Financial Statements
Period from January 1, 2013 to November 14, 2013 and
for the Years Ended December 31, 2012 and 2011

(b)	Use of Estimates

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP), which includes the use of estimates and assumptions by management that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. The most significant estimates pertain to revenues, expenses, and capital accruals. Actual results could differ from those estimates.

(c)	Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(d)	Accounts Receivable

The majority of our accounts receivable are due from customers to whom we provided gathering, compression, transportation, or treating services or sale of purchased natural gas or condensate. A significant portion of our accounts receivable are due from our Members.

(e)	Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of trade account receivables related to revenue or imbalance agreements and trade account payables related to supplier risk on construction projects. The Company continually monitors and reviews credit exposure to its counter‑parties and structures its contractual agreements to limit the risk of loss. The Company records reserves for uncollectible accounts on a specific identification basis since our historical uncollectible accounts are not significant. Allowance for doubtful accounts is determined based on specific identification of accounts reviewed by management and deemed doubtful as to collectibility. At November 14, 2013, the Company recorded a $0.1 million allowance for amounts deemed to be uncollectible. At December 31, 2012, the Company recorded a $1.1 million allowance for an invoicing dispute with a customer where collectibility was not probable. The $1.1 million was subsequently collected in the first quarter of 2013.

(f)	Gas Gathering Systems

The initial purchase and additions of gas gathering assets, other than those acquired at formation, include capitalized interest and costs allocable to construction and are recorded at cost. Interest capitalized with construction cost for the period from January 1, 2013 to November 14, 2013 and for the years ended December 31, 2012 and 2011 was $0.03 million, $2.0 million, and $1.6 million, respectively. Sales or retirements of assets, along with the related accumulated depreciation, are included in operating income unless the disposition is treated as a discontinued operation. Costs of maintenance and repairs that are not significant improvements are expensed when incurred. Expenditures to extend the useful lives of the assets are capitalized.

TGGT HOLDINGS, LLC
Notes to Consolidated Financial Statements
Period from January 1, 2013 to November 14, 2013 and
for the Years Ended December 31, 2012 and 2011

Upon formation of the Company’s opening balance sheet, 50% of the contributed property and equipment was recorded at its historical cost and 50% of the contributed property and equipment was deemed a sale of assets and was recorded at its fair value in accordance with accounting for joint ventures under GAAP.

At November 14, 2013 and December 31, 2012, the Company’s total property and equipment included $5.3 million and $4.5 million of assets under construction, respectively. The Company’s gas gathering asset capital expenditures for 2013 and 2012 have been reduced by amounts reimbursed by producers for well connections.

Depreciation expense of $31.1 million, $32.1 million, and $25.5 million was recorded for the period from January 1, 2013 to November 14, 2013, and for the years ended December 31, 2012 and 2011, respectively. Depreciation of assets is recorded on a straight‑line basis over the following useful lives:

Useful lives
Functional class of property	(years)

Buildings and salt water disposal facilities	20–25
Pipelines and treating equipment	30–40
Other property, plant and equipment	4–20

FASB ASC 360‑10‑05‑4 requires long‑lived assets to be reviewed whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. In order to determine whether an impairment has occurred, the Company compares the net book value of the asset to the undiscounted expected future net cash flows. If an impairment has occurred, the amount of such impairment is determined based on the expected future net cash flows discounted using a rate commensurate with the risk associated with the asset.
When determining whether impairment of one of our long‑lived assets has occurred, the Company must estimate the undiscounted cash flows attributable to the asset. The Company’s estimate of cash flows is based on assumptions regarding the purchase and resale margins on natural gas, volume of gas available to the asset, markets available to the asset, operating expenses, and prices of natural gas liquids. The amount of availability of natural gas to an asset is sometimes based on assumptions regarding a producer’s future drilling activity, which may be dependent in part on natural gas prices. Projections of gas volumes and future commodity prices are inherently subjective and contingent upon a number of variable factors. Any significant variance in any of the above assumptions or factors could materially affect our cash flows, which could require us to record an impairment of an asset.

TGGT HOLDINGS, LLC
Notes to Consolidated Financial Statements
Period from January 1, 2013 to November 14, 2013 and
for the Years Ended December 31, 2012 and 2011

(g)	Asset Retirement Obligations

The Company accounts for its asset retirement obligations by recognizing on its balance sheet the net present value of any legally binding obligation to remove or remediate the physical assets that it retires from service, as well as similar obligations for which the timing and/or method of settlement are conditional on a future event, which may or may not be within the control of the Company. The Company has not recorded asset retirement obligations at November 14, 2013 or December 31, 2012, because it does not have sufficient information as set forth in FASB ASC 410‑20‑25‑16 to reasonably estimate such obligations and the Company has no current intention of discontinuing the use of any significant assets.

(h)	Deferred Loan Costs

Deferred loan costs, consisting of fees and other expenses associated with debt financing, are amortized over the term of the associated debt using the straight‑line method. Additional amortization is recorded in periods in which prepayments that reduce the commitment on the debt are made.

(i)	Material Supplies

Our material supplies consist of line pipe, surface equipment, and other miscellaneous construction materials. Material supplies is long‑term in nature and is capitalized to our gas gathering system assets once it has been placed into service at its weighted average historical cost. The Company carries the material supplies at the lower of cost or market.

(j)	Gas Imbalances

Quantities of natural gas over‑delivered or under‑delivered related to imbalance agreements are recorded monthly as accounts receivable or accounts payable using an estimated price based on current market prices, an index to current market prices or the weighted average prices of natural gas at the plant or system pursuant to imbalance agreements for which settlement prices have yet to be finalized. Dependent on imbalance contract terms within certain volumetric limits, imbalances may be settled by deliveries of natural gas. At November 14, 2013, imbalance receivables were $0.2 million, and payables were $0.8 million.

(k)	Revenue Recognition

Primarily, the Company earns service fee revenue from the gathering, compression, treating, and transportation of natural gas. Gathering, transportation, compression, and processing services are generally provided on a fixed fee basis per unit based on the volumes (Mcf) or heating content (Mmbtu) of natural gas. Revenues are recognized when the services are provided.
Secondary revenue producing activities are the sales of natural gas purchased from third parties, for which the Company takes title. Natural gas revenues are reported as a component of revenues and are completed on a back‑to‑back sale basis. The cost of natural gas purchased from third parties is reported as a component of operating costs and expenses.

TGGT HOLDINGS, LLC
Notes to Consolidated Financial Statements
Period from January 1, 2013 to November 14, 2013 and
for the Years Ended December 31, 2012 and 2011

The third revenue stream is from natural gas condensate, which is the residue for which the company receives market price per barrel.

(l)	General and Administrative Expenses

The Company’s general and administrative expense includes the costs of secondee compensation and benefits billed to us by our Members and all other nonoperating expenses necessary to the conduct of our business.
Of the $11.2 million of general and administrative expenses during the period from January 1, 2013 to November 14, 2013, $6.7 million or 59.6% related to wages and benefits, $2.4 million or 21.1% to office expense, $1.8 million of 16.3% to professional fees and contractor services and the remainder to travel and miscellaneous expenses.
Of the $17.5 million of general and administrative expenses incurred in 2012, $12.4 million or 70.9% related to wages and benefits, $2.7 million or 15.4% to office expense, and $1.5 million or 8.7% to professional fees and contractor services and the remainder to travel and miscellaneous administrative expenses.
Of the $18.0 million of general and administrative expenses incurred in 2011, $13.1 million or 72.8% related to wages and benefits, $2.5 million or 13.8% to office expense, and $0.6 million or 3.5% to professional fees and contractor services and the remainder to travel and miscellaneous administrative expenses.

(m)	Income Taxes

The Company is generally not subject to income taxes because its income is taxed directly to its Members; however, the Company is subject to the gross margin tax enacted by the state of Texas. For the period from January 1, 2013 to November 14, 2013, and for the years ended December 31, 2012 and 2011, the Company recorded $0.4 million, $0.4 million, and $0.6 million of Texas margin tax expense, respectively. The Company has not taken any uncertain tax positions meeting the more likely than not criteria as of November 14, 2013 or December 31, 2012 or 2011.

(n)	Environmental Costs

Environmental costs that relate to current operations are expensed as incurred. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that those costs will be incurred and can be reasonably estimated based upon evaluations of currently available facts related to each site. For the period from January 1, 2013 to November 14, 2013 and for the years ended December 31, 2012 and 2011, these costs were not significant.

TGGT HOLDINGS, LLC
Notes to Consolidated Financial Statements
Period from January 1, 2013 to November 14, 2013 and
for the Years Ended December 31, 2012 and 2011

(3)	Long‑Lived Assets and Impairments

A summary of the impairment expense for the period January 1, 2013 to November 14, 2013 and for the years ended December 31, 2012 and 2011 is reflected below:

	2013	2012	2011
Holly 6 facility	$(664)	34,886	5,850
Danville gathering system	—	5,470	—
CSI compressors – held for sale	—	625	3,900
Canceled capital projects	—	9,247	—
Marshall office – held for sale	659	250	—
Shelby 3 Train 2 dehy – available for sale	—	293	—
Write down dehy equipment – held for sale	588	—	—
Miscellaneous insurance recovery	—	—	(62)
	$583	50,771	9,688
On May 28, 2011, at the Company’s Holly 6 Facility near Coushatta, Louisiana, an amine flash tank over‑pressurized and exploded. An EXCO employee assigned to TGGT Midstream was killed and the Train #1 Amine Treating Plant was completely destroyed.
The Company recorded an impairment expense of $12.0 million related to equipment that was destroyed from the explosion, and subsequently received an insurance recovery for damage to the equipment of $6.2 million during 2011.
In the first quarter of 2012, the Company recorded an impairment of approximately $35.3 million for certain assets associated with the installation of temporary treating facilities in response to the incident at the Holly 6 amine treating facility in May 2011. After completion of an independent engineering study, the decision was made to reactivate the undamaged permanent facility at the location since the facility had not sustained as much damage as was initially contemplated. The impairment resulted from costs incurred to install and provision temporary treating facilities that were not utilized or were determined to have a shorter utilization period than originally anticipated. The credit recorded in 2013 was a result of cost savings on the removal of the equipment as compared to the project removal budget.
In the first quarter of 2012, the Company consolidated the field office staff in its Legacy region to one office in Jonesville. As a result, the Company decided to sell its Marshall, Texas office. The Company reclassified the net book value of the Marshall office from fixed assets to assets held for sale in the amount of $1.5 million. In the fourth quarter of 2012, as a result of lower potential sales traffic, the Company reduced the selling price to $1.3 million, resulting in a $0.2 million impairment. The Company further impaired the property in 2013 by $0.7 million.
Late in the first quarter of 2012, TGGT Midstream adopted a plan to market and sell the second purchased amine train (train 2) from the Shelby 3 facility project as a result of the temporary decline in volumes in the Shelby area. The $7.1 million purchased value of the uninstalled amine equipment was reclassified from construction

TGGT HOLDINGS, LLC
Notes to Consolidated Financial Statements
Period from January 1, 2013 to November 14, 2013 and
for the Years Ended December 31, 2012 and 2011

in progress to assets held for sale. Late in the third quarter of 2012, the Company received an offer to purchase the dehy component of the train 2 for $0.7 million, resulting in a $0.3 million impairment to the original amount reclassified to assets held for sale.
The Company also recorded a $9.2 million impairment during 2012 related to canceled projects, comprised of expired right of way, surveying costs, and outsourced engineering services. The projects were canceled as a result of decreased natural gas prices and reduced producer development drilling projections.

(4)	Long‑Term Debt

In January 2011, the Company closed (the Closing) on a $500 million senior secured credit facility (Credit Agreement) with a maturity of five years. The deal, which was led by JPMorgan Chase Bank, N.A., as administrative agent, includes a syndicate of four external banks and an affiliate of one of our members, BG Atlantic Finance Limited (together, the Lenders). Borrowings under the Credit Agreement are unconditionally guaranteed, jointly and severally, by all of the Company’s subsidiaries and are collateralized by first priority liens on substantially all of existing and subsequently acquired assets and equity. Concurrent with Closing, we made distribution to our members of $250 million.
Under the Credit Agreement, borrowings bear interest at the Company’s option of either the monthly Eurodollar Rate (the British Bankers Association London Inter‑Bank Offered Rate Libor) plus the applicable Eurodollar spread or the Alternate Base Rate “ABR” (the highest of the (a) Prime Rate in effect on such day, (b) Federal Funds Rate plus 0.50%, or (c) the 30‑day Eurodollar Rate plus 1.0%) plus an applicable ABR spread.
The applicable Eurodollar Spread and ABR Spread for the interest rate vary quarterly based on the Company’s consolidated leverage ratio (as defined in the credit facility, being generally computed as the ratio of (a) total funded indebtedness to (b) the sum of consolidated earnings before interest, taxes, depreciation, amortization before certain other noncash charges, or adjusted EBITDA) and are as follows:

			Unused
	Eurodollar	ABR	commitment
Consolidated leverage ratio	spread	spread	fee rate
Greater than or equal to 4.50 to
1.00 but less than 5.00 to 1.00	3.00%	2.00%	0.50%
Greater than or equal to 4.00 to
1.00 but less than 4.50 to 1.00	2.75	1.75	0.50
Greater than or equal to 3.50 to
1.00 but less than 4.00 to 1.00	2.50	1.50	0.50
Greater than or equal to 3.00 to
1.00 but less than 3.50 to 1.00	2.25	1.25	0.50
Less than 3.00 to 1.00	2.00	1.00	0.50

The interest rate at November 14, 2013 and December 31, 2012 was 2.42% and 2.72%, respectively.

TGGT HOLDINGS, LLC
Notes to Consolidated Financial Statements
Period from January 1, 2013 to November 14, 2013 and
for the Years Ended December 31, 2012 and 2011

The Company may prepay all loans under the credit facility at any time without premium or penalty (other than Eurodollar Loan breakage costs), subject to certain notice requirements. The credit facility requires no principal payments but requires mandatory prepayments of amounts outstanding thereunder with the net proceeds of certain asset sales, equity dispositions subject to a trailing twelve‑month basket of $10 million, but these mandatory prepayments do not require any reduction of the Lenders’ commitments under the Credit Agreement.
Our Credit Agreement contains, among other things, covenants defining our and our subsidiaries’ ability to dispose of assets, merge, make distributions, repurchase, or redeem equity interest and indebtedness, incur indebtedness and guarantees, create liens, enter into agreements with negative pledge clauses, make certain investments or acquisitions, enter into transactions with affiliates or engage in any business activity other than our existing business. Our Credit Agreement also contains covenants requiring us to deliver to the Lenders our leverage and interest coverage financial covenant certificates of compliance. The maximum permitted leverage ratio is 5.00 times debt to total consolidated EBITDA. The minimum interest coverage is 2.50 times consolidated EBITDA to total interest expense. Compliance with these financial covenants under our Credit Agreement is tested quarterly. We complied with the covenants through November 14, 2013.
Our Credit Agreement includes customary events of default, including nonpayment of principal or interest, violation of covenants, incorrectness of representations and warranties, cross defaults and cross acceleration, bankruptcy, material judgments, Employee Retirement Income Security Act of 1974, as amended (ERISA) events, actual or asserted invalidity of the guarantees or the security documents, and certain changes of control of the Company. On January 25, 2012, TGGT Midstream closed an amendment to the Credit Agreement (the Amended Credit Agreement) increasing the aggregate commitment to $600 million with the same maturity, pricing and financial covenants as the Credit Agreement. The Amended Credit Agreement included seven new lenders and removed the related‑party lender, BG Atlantic Finance Limited. The Amended Credit Agreement allows consolidated leverage ratio to increase from 5.00 to 5.50 to 1.00, provided the senior secured consolidated leverage is equal to or less than 4.00 to 1.00, through the incurrence of senior subordinated notes.
We incurred $3.4 million in fees related to the Credit Agreement that were capitalized as deferred loan costs. These costs are amortized over the term of the Credit Agreement and are recorded in interest expense, which was $0.9 million, $2.4 million, and $0.6 million for the period from January 1, 2013 to November 14, 2013 and for the years ended December 31, 2012 and 2011, respectively.

TGGT HOLDINGS, LLC
Notes to Consolidated Financial Statements
Period from January 1, 2013 to November 14, 2013 and
for the Years Ended December 31, 2012 and 2011

(5)	Accounts Payable and Accrued Liabilities

As of November 14, 2013 and December 31, 2012, the details of accounts payable and accrued liabilities were as follows:

	2013	2012
Trade accounts payable	$5,730	6,995
Accrued liabilities	4,789	8,600
Capital expenditure accrual	2,282	9,277
Margin tax accrual	393	492
Purchased gas accrual	2,706	1,582
Contractual contingency	1,319	1,200
Interest	571	905
Miscellaneous	122	121
	$17,912	29,172

(6)	Lease Obligations

TGGT Midstream entered into three compression unit leases that qualify as capital leases. As of December 31, 2011, the Company classified all three capital leases as held for sale and recorded an impairment of $2.1 million to reduce the asset value to the estimated recoverable value, and $1.8 million impairment to increase the capital lease obligation to pay off.
As of December 31, 2012, two of the three compression units were sold. Further impairment charges were taken on the units during 2012 in the amount of $0.6 million to reduce the asset value to the estimated recoverable value. The amount owed under the capital lease obligation for the last unit is $2.0 million, which is classified as a current liability since the compressor is held for sale. The Company sold the last compressor in 2013 and no longer has capital lease obligations.

TGGT HOLDINGS, LLC
Notes to Consolidated Financial Statements
Period from January 1, 2013 to November 14, 2013 and
for the Years Ended December 31, 2012 and 2011

The Company leases compression and treating equipment. The following table is a schedule of future minimum lease payments for leases that had initial or noncancelable lease terms in excess of one year as of November 14, 2013.

		Operating
		leases
		(in thousands)
Year:
2014		$1,054
2015		315
2016		32
2017		30
2018		24
2019		408
	Total lease payments	$1,863

Total rent expense for operating leases, including those with terms of less than one year, was $1.8 million for the period from January 1, 2013 to November 14, 2013, and was $11.8 million and $14.3 million for the years ended December 31, 2012 and 2011, respectively.

(7)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, or from other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs related to any such contingencies are expensed as incurred. Accruals for estimated losses are adjusted as further information develops or as circumstances change. At November 14, 2013 and December 31, 2012, we recorded contingencies of $1.3 million and $1.2 million related to contractual disputes.
During 2012, TGGT Midstream settled one claim included in the December 31, 2011 reserve for $2.1 million, resulting in an additional loss of $0.6 million.
During 2013 and 2012, the Company has been a party to litigation arising from events occurring during the normal course of business. While we are unable to estimate the range of exposure, we believe that there is no significant exposure to the Company arising out of these matters. At November 14, 2013, the Company had no active litigation matters the Company believes will have a material adverse impact on its consolidated results of operations or financial condition.

(8)	Related‑Party Transactions

TGGT Midstream has significant transactions with its Members (see note 1).
During 2010, TGGT Midstream received $257 million from its Members to fund capital contributions. Upon closing the credit facility in 2011, the Company distributed $250 million to its Members.

TGGT HOLDINGS, LLC
Notes to Consolidated Financial Statements
Period from January 1, 2013 to November 14, 2013 and
for the Years Ended December 31, 2012 and 2011

TGGT Midstream’s operations are governed by a Limited Liability Company agreement, which includes a secondment agreement whereby certain Members’ employees are seconded (100% duty assigned) to TGGT Midstream to serve in various managerial or operational roles. In addition to the secondment agreement, the Limited Liability Company agreement includes a BG Services Agreement and an EXCO Services agreement, which enable TGGT Midstream to purchase services from either of its Members. Members invoice TGGT for actual documented costs attributable or fairly allocated to the employment and secondment of the Members’ secondees. Services provided by Members’ employees who are not seconded to the alliance are billed to TGGT Midstream pursuant to the respective Member service agreement.
The table below sets forth a summary of the Member transactions for the period from January 1, 2013 to November 14, 2013 and for the years ended December 31, 2012 and 2011.

	2013	2012	2011
	(dollars in thousands)
Member charges for secondees and
services:
Operating expense	$8,591	7,517	6,035
General and administrative expense	5,956	12,634	12,577
Revenues from Members	135,667	198,244	192,518
Accounts receivable from Members	21,773	28,622	39,422
Accounts payable and accrued liabilities to
Members	4,258	3,202	9,610

(9)	Acquisitions and Dispositions

During 2012, TGGT Midstream received an offer to purchase the Danville gathering system. Danville was operated solely to gather natural gas produced from EXCO Resources operated wells in the Danville field near Kilgore in Gregg County, Texas. In December 2012, TGGT Midstream sold the Danville gathering system to Gas Solutions II, Ltd. (subsidiary of Costar Midstream) for $7.5 million. The net book value of the Danville assets was $13.0 million, resulting in an impairment charge of $5.5 million. The proceeds received under the terms of the sale were used as a mandatory repayment of the amount outstanding under the Amended Credit Agreement as discussed in note 4 Long‑Term Debt.

(10)	Subsequent Events

On November 15, 2013, EXCO and BG Group closed the conveyance of 100% of the equity interests in the Company to Azure Midstream Holdings LLC (Azure) for an aggregate sales price of approximately $910 million, of which approximately $875 million was paid in cash and the remaining portion was paid in the form of an approximate 7% equity interest in Azure, split equally between EXCO and BG Group.